SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



     TeleCorp PCS, Inc. (formerly known as TeleCorp-Tritel Holding Company)
- --------------------------------------------------------------------------------
                                (Name of Issuer)



                 Class A Common Stock, $0.01 par value per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   879300 10 1
- --------------------------------------------------------------------------------
                                 (CUSIP Number)



                               Thomas H. Sullivan
                               TeleCorp PCS, Inc.
                               1010 N. Glebe Road
                                    Suite 800
                               Arlington, VA 22201
                                 (703) 236-1100
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                December 26, 2000
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.   879300 10 1

                         (Continued on following pages)

                              (Page 1 of 36 Pages)

                                  SCHEDULE 13D

CUSIP No.  879300 10 1                                  Page 2 of 36 Pages
- ----------------------                                  -----------------


- --------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Gerald T. Vento
- --------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|x|

- --------------------------------------------------------------------------------
3       SEC USE ONLY

- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         OO

- --------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

- --------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 4,257,590
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  492,064
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    4,257,590

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 492,064

- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,749,654

- --------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.7%

- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN

- --------------------------------------------------------------------------------

CUSIP No.  879300 10 1                                  Page 3 of 36 Pages
- ----------------------                                  -----------------


- --------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Thomas H. Sullivan
- --------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|x|

- --------------------------------------------------------------------------------
3       SEC USE ONLY

- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         OO

- --------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

- --------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 2,902,165
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  492,064
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    2,902,165

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 492,064

- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,394,229

- --------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.9%

- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN

- --------------------------------------------------------------------------------

      Gerald T. Vento and Thomas H. Sullvian originally filed a Schedule 13D on November 29, 2000, jointly with a group, of which members (identified in Schedule A hereto), are parties to a Stockholders' Agreement dated as of November 13, 2000, as amended (the "Stockholders' Agreement"). Mr. Vento and Mr. Sullivan have determined to file the Schedule 13D separately from the group.

ITEM 1.   SECURITY AND ISSUER.

      This statement on Schedule 13D ("Schedule 13D") relates to the class A voting common stock, par value $0.01 per share ("Class A Common Stock"), of TeleCorp PCS, Inc. (f/k/a TeleCorp-Tritel Holding Company), a Delaware corporation ("TeleCorp"). TeleCorp's principal executive office is: TeleCorp PCS, Inc., 1010 N. Glebe Road, Suite 800, Arlington, VA 22201. This Schedule 13D also relates to and can be viewed as an amendment to (i) the statement on
Schedule 13D filed by certain persons or entities reporting pursuant to this
Schedule 13D on July 28, 2000 (the "Initial Schedule 13D") with respect to the Class A Common Stock of TeleCorp Wireless, Inc. (f/k/a TeleCorp PCS, Inc.) ("TeleCorp Wireless"), which is a predecessor to TeleCorp.

ITEM 2.   IDENTITY AND BACKGROUND.

      The name and state of formation or citizenship, as applicable, of each person or entity reporting pursuant to this Schedule 13D (each, a "Reporting Person") is herein incorporated by reference to questions 1 and 6 on the cover page of each respective Reporting Person.

      During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION.

      TeleCorp Wireless, Tritel and AT&T Wireless Services, Inc. ("AWS") entered into an Agreement and Plan of Reorganization and Contribution (the "Reorganization Agreement"), dated as of February 28, 2000. On November 13, 2000, the parties to the Reorganization Agreement consummated the transactions contemplated thereby and TeleCorp Wireless and Tritel combined through a merger of each of TeleCorp Wireless and Tritel into a separate, wholly-owned subsidiary of TeleCorp and simultaneous exchange of capital stock by stockholders of each of TeleCorp Wireless and Tritel for capital stock of TeleCorp (the "Merger"). Each Reporting Persons' acquisition of Class A Common Stock through the exchange was necessary to facilitate the merger of TeleCorp Wireless and Tritel.

      This filing is being made, in part, in connection with the acquisition of Class A Common Stock by each Reporting Person through such Reporting Person's exchange of Class A Voting Common Stock of TeleCorp Wireless and/or Tritel upon the consummation of the Merger.

      In addition, AT&T Wireless PCS, LLC ("AT&T Wireless"), who may be deemed a member of the Group (as defined in Item 5), in respect of the Reorganization Agreement, acquired 9,272,740 Shares of Class A Common Stock in exchange for its contribution to TeleCorp of (i) the right to purchase certain wireless rights and commitments in the Midwestern United States, (ii) cash of approximately $20 million and (iii) a two-year extension of the AT&T network membership license agreement, through July 2005, which will include all of the people covered by the licenses owned by TeleCorp.

      On December 26, 2000, AT&T Wireless entered into an Equity Purchase Agreement with Mr. Vento and Mr. Sullivan (the "Equity Purchase Agreement"). The Equity Purchase Agreement, which is dated as of December 22, 2000, provides for AT&T Wireless to purchase 1,339,602 shares of Class A Common Stock, 490 shares of Series C Preferred Stock and 6,540 shares of Series E Preferred Stock from Mr. Vento, and 896,064 shares of Class A Common Stock, 108 shares of Series C Preferred Stock and 4,009 shares of Series E Preferred Stock from Mr. Sullivan, in each case at a purchase price of $21.00 per share, payable in cash or marketable securities. The Equity Purchase Agreement also provides that the closing of such purchase and sale will occur, subject to the receipt of regulatory approvals and the fulfillment or waiver of other conditions, on the earlier of January 2, 2002 and three business days following notice from AT&T Wireless. In a simultaneous and related transaction to the Equity Purchase Agreement and the Put Rights Agreement, Messrs. Vento and Sullivan entered into a series of equity purchase agreements to sell their interests in several privately held corporations and limited liability companies which own personal communications licenses issued by the Federal Communication Commission for additional substantial consideration. The Equity Purchase Agreement is Exhibit
10.5 hereto and is incorporated herein by reference.

      In connection with the Equity Purchase Agreement, on December 26, 2000, AT&T Wireless entered into a Put Rights Agreement with Gerald T. Vento and Thomas H. Sullivan (the "Put Rights Agreement"). Under the Put Rights Agreement, which is dated as of December 22, 2000, Messrs. Vento and Sullivan have the right to require AT&T Wireless to purchase up to 2,917,988 shares and 2,003,901 shares, respectively, which they currently own of Class A Common Stock at a purchase price equal to the lesser of $18.30 and the 20-trading day average closing price of the Class A Common Stock at the time of the purchase and sale, payable in cash or marketable securities. This right is exercisable from August 1, 2003 through July 31, 2005. However, if the average closing price of the Class A Common Stock is $16.30 or more during any 20-trading day period before July 31, 2004, the exercise period will expire on July 31, 2004, and if the average closing price of the Class A Common Stock is $16.30 or more during any 20-trading day period after July 31, 2004 but before July 31, 2005, the exercise period will expire ten days after the end of such 20-trading day period. The Put Rights Agreement is Exhibit 10.6 hereto and is incorporated herein by reference.

      Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the matters referred to in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) The response of each Reporting Person to Items 7 through 13 on each of their respective cover pages which relate to the beneficial ownership of the Class A Common Stock of TeleCorp is incorporated herein by reference. All responses are given as of November 13, 2000. The responses are based on an outstanding number of shares of Class A Common Stock of 178,557,679, the outstanding number of shares of Class A Common Stock of TeleCorp as of November 13, 2000.

           The Reporting Persons are parties to a Stockholders' Agreement dated as of November 13, 2000, as amended (the "Stockholders' Agreement"), pursuant to which such Reporting Persons have agreed, among other things, to vote for certain nominees to TeleCorp's Board of Directors, and as such they along with the persons identified on Schedule A hereto and AT&T Wireless may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, whose members collectively hold more than 5% of TeleCorp's Class A Common Stock (a "Group").

      Each Reporting Person disclaims membership in any Group and disclaims beneficial ownership of any shares of stock held by any of the other parties to the Stockholders' Agreement or any member of a Group that might be attributed to them by reason of the Stockholders' Agreement. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders' constitute such a person or group. Each Reporting Person is not responsible for the accuracy of any information filed in this Schedule 13D relating to any Reporting Person other than itself and its related persons or entities.

      Additional information regarding the beneficial ownership of each Reporting Person is listed below.

Gerald T. Vento, Chief Executive Officer of TeleCorp

      The shares beneficially held by Mr. Vento consist of 492,064 shares of Class A Common Stock held by TeleCorp Investment Corp. II, L.L.C. and 4,257,590 shares of Class A Common Stock held by Mr. Vento. Mr. Vento serves as a manager and is a member of TeleCorp Investment Corp. II, L.L.C. Mr. Vento disclaims beneficial ownership of all of the shares of TeleCorp stock held by TeleCorp Investment Corp. II, L.L.C. Mr. Vento's business address is c/o TeleCorp PCS, Inc., 1010 N. Glebe Road, Arlington, VA 22201.

Thomas H. Sullivan, Executive Vice President and Chief Financial Officer of TeleCorp

       The shares beneficially held by Mr. Sullivan consist of 492,064 shares of Class A Common Stock held by TeleCorp Investment Corp. II, L.L.C., 2,899,965 shares of Class A Common Stock held by Mr. Sullivan, and 2,200 shares of Class A Common Stock held by Mr. Sullivan's spouse. Mr. Sullivan serves as a manager and is the manager of a member of TeleCorp Investment Corp. II, L.L.C. and disclaims beneficial ownership of all of the shares of TeleCorp stock held by TeleCorp Investment Corp II, L.L.C. and his spouse. Mr. Sullivan's business address is c/o TeleCorp PCS, Inc., 1010 N. Glebe Road, Arlington, VA 22201.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Stockholders' Agreement. The Reporting Persons and the parties listed on Schedule A hereto are parties to the Stockholders' Agreement. The following description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement (which is attached as an exhibit hereto and incorporated herein by reference) and the detailed description of the Stockholders' Agreement contained in the TeleCorp's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on June 20, 2000.

      Pursuant to the terms of the Stockholders' Agreement, each of the parties thereto has agreed to vote all of the shares of Class A Common Stock and Voting Preference Stock to cause the election of fourteen individuals (two of whom have only one-half vote) to the TeleCorp's board, including:

            (i) Mr. Vento and Mr. Sullivan, so long as each remains an officer of TeleCorp and the Management Agreement between the TeleCorp and TeleCorp Management Corp. remains in effect;

            (ii) two individuals selected by holders of a majority in interest of the Class A Common Stock beneficially owned by certain of TeleCorp Wireless' initial investors other than AT&T Wireless;

            (iii) two individuals selected by holders of a majority in interest of the Class A Common Stock beneficially owned by certain of Tritel's initial investors other than AT&T Wireless;

            (iv) two individuals selected by AT&T Wireless in its capacity as the holder of the TeleCorp's Series A Convertible Preferred Stock and Series B Convertible Preferred Stock so long as AT&T Wireless has the right to designate each such director in accordance with the TeleCorp's amended and restated certificate of incorporation, as amended; and

            (v) six individuals designated by the holders of Voting Preference Common Stock, which include (1) one individual who must be reasonably acceptable to AT&T Wireless; (2) two individuals who will be Mr. E.B. Martin, Jr. and Mr. William Mounger, II, so long as each remains an officer and employee of the TeleCorp, or two individuals who must be reasonably acceptable to Mr. Martin and Mr. Mounger, each individual in each case having one-half vote on all matters requiring a vote of the board of directors; and (3) three individuals who must be reasonably acceptable to holders of a majority in interest of Class A Common Stock beneficially owned by AT&T Wireless, on the one hand, and the initial investors of TeleCorp Wireless and Tritel, on the other hand, so long as such initial investors remain entitled to designate at least two directors, or, if they are not so entitled, by the remaining board of directors.

      In addition to providing for the designation of the initial fourteen members of the board of directors, the Stockholders' Agreement provides for certain limitations on the designation of members of the board of directors as follows:

      In the event that Mr. Martin ceases to be an officer or employee of the TeleCorp, Mr. Martin will resign or be removed from the board of directors, and in the event that Mr. Mounger ceases to be an officer or employee of the TeleCorp and either the number of shares of common stock beneficially owned by Mr. Mounger and Mr. Martin falls below seventy percent of the number of shares of the TeleCorp common stock beneficially owned by them on the date of closing of the consummation of the Reorganization Agreement, or two years elapse from the date of the closing of the consummation of the Reorganization Agreement, Mr. Mounger will resign or be removed from the board of directors. Following the first resignation or removal of either Mr. Martin or Mr. Mounger, the board of directors will be reduced by one, the remaining individual board of director's seat will have one vote on all matters requiring vote of the board of directors, and any nominated director requiring the approval of Mr. Martin and Mr. Mounger will only require the approval of whoever remains as director. In the event that neither Mr. Martin nor Mr. Mounger remains on the board of directors, the number of directors designated by the holders of the voting preference common stock who require approval by Mr. Martin and Mr. Mounger will be reduced to zero, and the number of directors designated by the holders of the Voting Preference Stock and acceptable to holders of a majority in interest of Class A Common Stock beneficially owned by AT&T Wireless, on the one hand, and initial TeleCorp Wireless and Tritel investors other than AT&T Wireless, on the other hand, will be increased to four.

      In the event that Mr. Vento or Mr. Sullivan shall cease to be an officer of the TeleCorp, or the management agreement between the TeleCorp and TeleCorp Management Corp. ceases to be in full force and effect, Mr. Vento or Mr. Sullivan, as applicable, will resign or be removed from the board of directors and the holders of the Voting Preference Stock will select a replacement or replacements who must be acceptable to a majority in interest of the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless, in its sole discretion. In the event that AT&T Wireless ceases to be entitled to designate directors, the director or directors elected by AT&T Wireless will resign or be removed from the board of directors and the remaining directors will take action so that the number of directors constituting the entire board of directors will be reduced accordingly.

      The number of directors the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless will be permitted to designate will be reduced when the number of shares of common stock beneficially owned by the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless on a fully diluted basis falls below:

            (i) 85% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization Agreement;

            (ii) 70% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization Agreement;

            (iii) 60% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization Agreement;

            (iv) 50% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization Agreement;

such that the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless in both TeleCorp Wireless and Tritel will be permitted to designate three, two, one and zero directors, respectively; provided, however, that the reductions in the board of directors may not take place or may be delayed if certain initial TeleCorp Wireless and Tritel investors other than AT&T Wireless hold or maintain a specified percentage of common stock as set forth in the Stockholders' Agreement.

      In each instance in which the number of directors the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless are entitled to designate is reduced, the director designated by the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless beneficially owning the smallest percentage of shares of common stock then owned by any of the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless whose designees then remain as directors designated will resign or be removed from the board of directors and the size of the board of directors will be reduced accordingly. In the event that either: (i) the number of directors the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless are entitled to designate falls below two or (ii) both of the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless entitled to designate the last two directors that initial TeleCorp Wireless and Tritel investors other than AT&T Wireless may designate cease to beneficially own at least 75% of the number of shares of common stock beneficially owned by them as of the consummation of the Reorganization Agreement, the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless will no longer be entitled to approve any designation of directors nor approve any director that replaces Mr. Vento or Mr. Sullivan on the board of directors.

      The Stockholders' Agreement restricts the sale, transfer or other disposition of capital stock, such as by giving rights of first offer and tag along rights and also provides for demand and "piggyback" registration rights.

      If one of the stockholders who is a party to the Stockholders' Agreement desires to transfer any or all of its shares of common stock, other than Voting Preference Stock and Class C Common Stock, the selling stockholder must first give written notice to the TeleCorp and: (i) if the selling stockholder is one of the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless or any other stockholder who is a party to the Stockholders' Agreement, to AT&T Wireless and (ii) if the selling stockholder is AT&T Wireless, to every other initial TeleCorp Wireless and Tritel investor that is a party to the Stockholders' Agreement.

      The stockholders who receive notice from the selling stockholders may acquire all, but not less than all, of the shares offered to be sold at the price offered by the selling stockholder. If none of the stockholders opts to purchase the shares of the selling stockholder, the selling stockholder can sell its shares to any other person on the same terms and conditions as originally offered to the stockholders. The right of first offer does not apply to the TeleCorp's repurchase of any shares of its Class A Voting Common Stock or Class E Preferred Stock from one of its employees in connection with the termination of the employee's employment with the TeleCorp.

      A stockholder subject to the Stockholders' Agreement may not transfer 25% (on a fully diluted basis as calculated under the Stockholders' Agreement) or more of any of the shares of stock, whether alone or with other stockholders or whether in one transaction or a series of transactions, unless the proposed transfer includes an offer to AT&T Wireless, the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless and Mr. Vento and Mr. Sullivan to join in the transfer in accordance with the procedures included in the Stockholders' Agreement regarding the inclusion of other stockholders in the proposed transfer.

      Stockholders who are parties to the Stockholders' Agreement also have certain demand and piggyback registration rights. In some circumstances, such stockholders may demand that the TeleCorp register some or all of their securities with the SEC under the Securities Act of 1933. Also, if the TeleCorp proposes to register any shares of its Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock with the SEC under the Securities Act of 1933, the TeleCorp must notify stockholders party to the Stockholders' Agreement of the TeleCorp's intention to do so, and such stockholders may include in the registration their shares of Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock, subject to certain cutback provisions based on limitations on the number of shares that may be offered as determined by the underwriters in the offering.

      Furthermore, in the Stockholders' Agreement, each party agrees not to effect any public sale or distribution of Class A Common Stock or a similar security, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144, Rule 145 or Rule 144A under the Securities Act of 1933 during the 90 day period beginning on the effective date of the Merger, and additionally during such period commencing upon the filing of the registration statement for the offering described in the next paragraph (provided that the registration statement for such offering is filed within 60 days of the effective date of the Merger) and continuing so long as the TeleCorp is using commercially reasonable efforts to pursue such registration until such registration becomes effective, and for such additional period of time as is reasonably requested by the managing underwriter(s) of the offering described in the next paragraph, unless such sale or distribution is effected through the offering described in the next paragraph.

      In the Stockholders' Agreement, the TeleCorp agrees to use commercially reasonable efforts to file a registration statement giving rise to a piggyback registration relating to the Class A Common Stock within 60 days of the effective date of the Merger and have such registration statement declared effective within 150 days of the effective date of the Merger; provided, however, that the TeleCorp has agreed to include no more than 50% of newly issued shares in such offering, or $150 million, up to the first $300 million registered in such offering and thereafter no more than the 30% of the incremental shares registered by the TeleCorp as primary for offerings over and above $300 million.

      In addition to the approval of the TeleCorp's senior lenders, the terms of the Stockholders' Agreement may be amended only if agreed to in writing by the TeleCorp and the beneficial holders of a majority of the Class A Common Stock party to the Stockholders' Agreement, including AT&T Wireless, 66 2/3% of the Class A Common Stock beneficially owned by the initial TeleCorp Wireless and Tritel investors other than AT&T Wireless, and 66 2/3% of the Class A Common Stock beneficially owned by Mr. Vento and Mr. Sullivan.

      The stockholders' agreement will terminate upon the earliest to occur of:
(i) the receipt of the written consent of each party, (ii) July 17, 2009 and
(iii) the date on which a single stockholder beneficially owns all of the outstanding shares of Class A Common Stock.

      Right of First Refusal Side Letter Agreement. On November 13, 2000, AT&T Wireless entered into letter agreements with each of Mr. Vento and Mr. Sullivan (each, a "Management Stockholder"), pursuant to which each Management Stockholder agreed to certain restrictions on transfer on such Management Stockholder's shares of Voting Preference Stock, Class C Common Stock and Class D Common Stock of TeleCorp. Among other things, each Management Stockholder agreed that he would not transfer any such shares without first offering such shares to AT&T Wireless on the same price and terms. The letter agreements provide that such rights of first refusal are applicable to certain pledges of such shares as well as other transfers. The letter agreements provide that any purchase by AT&T Wireless pursuant to such rights of first refusal may, at AT&T Wireless' option, be made in cash or shares of AT&T Wireless Group Tracking Stock, at the option of AT&T Wireless. The letter agreements were to have expired on July 17, 2003.

      On December 26, 2000, the parties to the letter agreements amended (as of December 22, 2000) the same to provide that before either of Mr. Vento or Mr. Sullivan may transfer any Voting Preference Stock, Class C Common Stock or Class D Common Stock of the Issuer to another person, he must first offer such shares to AT&T PCS at the lesser of (a) the same price at which he would transfer such shares to the other person or (b) the average closing price of the Issuer's Class A Common Stock for a five-day period preceding such offer. The letter agreements were also amended to remove the termination dates so that they do not expire. The amendments to the letter agreements are Exhibits 10.7 and 10.8 hereto and are incorporated herein by reference.

      Management Agreement. Under a three year Management Agreement dated November 1, 2000, TeleCorp Management Corp. assists TeleCorp with various services and provides the services of Mr. Vento and Mr. Sullivan in connection with the performance of TeleCorp Management Corp.'s obligations under the Management Agreement. Certain shares of TeleCorp's Class A Common Stock and Series E Preferred Stock held by Mr. Vento and Mr. Sullivan are subject to vesting under the Management Agreement. Mr. Vento and Mr. Sullivan currently have the right to vote all of the shares of TeleCorp Capital Stock held by them which have voting rights. However, TeleCorp is obligated to repurchase from Mr. Vento and Mr. Sullivan, and they are required to sell to TeleCorp, following the termination of the Management Agreement for any reason, up to an aggregate of 5,764,595 shares of Class A Common Stock and up to an aggregate of 18,219 shares of Series E Preferred Stock held collectively by Mr. Vento and Mr. Sullivan that have not yet vested.

      Equity Purchase and Put Agreements. See Item 4 above with respect to the Equity Purchase Agreement, the Put Rights Agreement and certain related matters, the descriptions of which are herein incorporated by reference to Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit                 Document

2.1 Agreement and Plan of Reorganization and Contribution, dated as of February 28, 2000, among TeleCorp PCS Inc. (TeleCorp I), Tritel, Inc. and AT&T Wireless Services, Inc. (incorporated by reference to TeleCorp Wireless' Form 8-K (File No. 000-27901), filed with the SEC on March 15, 2000).

 3.1 Amended and Restated Certificate of Incorporation, TeleCorp PCS, Inc. (f/k/a TeleCorp-Tritel Holding Company) (incorporated by reference to TeleCorp's Registration Statement on Form S-8 (File No. 333-49792), filed with the SEC on November 13, 2000).

 3.2 Certificate of Amendment of Certificate of Incorporation of TeleCorp PCS, Inc. (incorporated by reference to the Issuer's Form 8-K (File No. 333-36954), filed with the SEC on November 13,
            2000).


10.1 Stockholders' Agreement, dated as of November 13, 2000, by and among AT&T Wireless PCS, LLC, Cash Equity Investors, Management Stockholders and other Stockholders identified therein, and TeleCorp PCS, Inc. (incorporated by reference to TeleCorp's Form 8-K (File No. 333-36954), filed with the SEC on November 13, 2000).

10.2 Letter Agreement by and between AT&T Wireless Services, Inc. and Gerald T. Vento dated November 13, 2000 (incorporated by reference to the TeleCorp PCS, Inc. Schedule 13D filed by AT&T Corp. (File No. 00558279), filed with the SEC on November 27,
            2000).

10.3 Letter Agreement by and between AT&T Wireless Services, Inc. and Thomas H. Sullivan dated November 13, 2000 (incorporated by reference to the TeleCorp PCS, Inc. Schedule 13D filed by AT&T Corp. (File No. 00558279), filed with the SEC on November 27,
            2000).

10.4 Management Agreement by and between TeleCorp Management Corp. and TeleCorp PCS, Inc., dated as of November 13, 2000 (incorporated by reference to the TeleCorp PCS, Inc. Schedule 13D filed by Thomas H. Sullivan individually and as part of a group (File No. 00558279), filed with the SEC on November 13, 2000.

10.5 Equity Purchase Agreement, dated as of December 22, 2000, among Gerald T. Vento, Thomas H. Sullivan and AT&T Wireless Services, Inc. (filed herewith).

10.6        Put Rights Agreement, dated as of December 22, 2000, among Gerald
            T. Vento, Thomas H. Sullivan and AT&T Wireless Services, Inc. (filed herewith).

10.7 Amendment dated as of December 22, 2000 to Letter Agreement between AT&T Wireless Services, Inc. and Gerald T. Vento (filed herewith).

10.8 Amendment dated as of December 22, 2000 to Letter Agreement between AT&T Wireless Services, Inc. and Thomas H. Sullivan (filed herewith).

99          Agreement to file this Schedule 13D, dated December 29, 2000.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2000
(Date)

                                                      /s/ Thomas H. Sullivan
                                                      --------------------------
                                                      (Signature)


December 29, 2000
(Date)

                                                      /s/ Gerald T. Vento
                                                      --------------------------
                                                      (Signature)

                                  EXHIBIT INDEX

Exhibit                 Document

2.1 Agreement and Plan of Reorganization and Contribution, dated as of February 28, 2000, among TeleCorp PCS Inc. (TeleCorp I), Tritel, Inc. and AT&T Wireless Services, Inc. (incorporated by reference to TeleCorp Wireless' Form 8-K (File No. 000-27901), filed with the SEC on March 15, 2000).

 3.1 Amended and Restated Certificate of Incorporation, TeleCorp PCS, Inc. (f/k/a TeleCorp-Tritel Holding Company) (incorporated by reference to TeleCorp's Registration Statement on Form S-8 (File No. 333-49792), filed with the SEC on November 13, 2000).

 3.2 Certificate of Amendment of Certificate of Incorporation of TeleCorp PCS, Inc. (incorporated by reference to the Issuer's Form 8-K (File No. 333-36954), filed with the SEC on November 13,
            2000).

10.1 Stockholders' Agreement, dated as of November 13, 2000, by and among AT&T Wireless PCS, LLC, Cash Equity Investors, Management Stockholders and other Stockholders identified therein, and TeleCorp PCS, Inc. (incorporated by reference to TeleCorp's Form 8-K (File No. 333-36954), filed with the SEC on November 13, 2000).

10.2 Letter Agreement by and between AT&T Wireless Services, Inc. and Gerald T. Vento dated November 13, 2000 (incorporated by reference to the TeleCorp PCS, Inc. Schedule 13D filed by AT&T Corp. (File No. 00558279), filed with the SEC on November 27,
            2000).

10.3 Letter Agreement by and between AT&T Wireless Services, Inc. and Thomas H. Sullivan dated November 13, 2000 (incorporated by reference to the TeleCorp PCS, Inc. Schedule 13D filed by AT&T Corp. (File No. 00558279), filed with the SEC on November 27,
            2000).

10.4 Management Agreement by and between TeleCorp Management Corp. and TeleCorp PCS, Inc., dated as of November 1, 2000 (incorporated by reference to the TeleCorp PCS, Inc. Schedule 13D filed by Thomas
            H. Sullivan individually and part of a group (File No. 00558279, filed with the SEC on November 13, 2000).

10.5 Equity Purchase Agreement, dated as of December 22, 2000, among Gerald T. Vento, Thomas H. Sullivan and AT&T Wireless Services, Inc. (filed herewith).

10.6        Put Rights Agreement, dated as of December 22, 2000, among Gerald
            T. Vento, Thomas H. Sullivan and AT&T Wireless Services, Inc. (filed herewith).

10.7 Amendment dated as of December 22, 2000 to Letter Agreement between AT&T Wireless Services, Inc. and Gerald T. Vento (filed herewith).

10.8 Amendment dated as of December 22, 2000 to Letter Agreement between AT&T Wireless Services, Inc. and Thomas H. Sullivan (filed herewith).

99          Agreement to file this Schedule 13D, dated December 29, 2000.

                                                                      Schedule A

       REPORTING PERSONS WHO ARE PARTIES TO THE STOCKHOLDERS' AGREEMENT

1.  CB Capital Investors, LLC
2.  Private Equity Investors III, L.P.
3.  Equity-Linked Investors-II
4.  Hoak Communications Partners, L.P.
5.  HCP Capital Fund, L.P.
6.  J. H. Whitney III, L.P.
7.  Whitney Strategic Partners III, L.P.
8.  Whitney Equity Partners, L.P.
9.  Media/Communications Partners III Limited Partnership
10. Media/Communications Investors Limited Partnership
11. Northwood Capital Partners
12. Northwood Ventures
13. OneLiberty Fund III, L.P.
14. OneLiberty Fund IV, L.P.
15. OneLiberty Advisors Fund IV, L.P.
16. Gilde Investment Fund, B.V.
17. TeleCorp Investment Corp., L.L.C.
18. TeleCorp Investment Corp. II, L.L.C.
19. Toronto Dominion Investments, Inc.
20. Wireless 2000 LLC
21. Gerald T. Vento
22. Thomas H. Sullivan
23. Trillium PCS, LLC
24. Dresdner, Kleinwort Benson Private Equity Partners, LP
25. Triune PCS, LLC
26. J.G. Funding, LLC
27. Saunders Capital Group, LLC
28. Mon-Cre Wireless, Inc.
29. Ragland Wireless, Inc.
30. Cablevision Services, Inc.
31. Hayneville Wireless, Inc.
32. Moundville Communications, Inc.
33. James E. Campbell
34. William Mounger, II
35. E.B. Martin, Jr.
36. CIHC, Incorporated